Exhibit 99.67

VERSES

VERSES AI Announces Cortical Labs, Biological Computing Company as Second Beta Partner

Partnership to explore a plausible path toward achieving general intelligence using Genius™

VANCOUVER, British Columbia, Nov. 07, 2023 -- VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in biologically inspired distributed intelligence, today announced a partnership with Cortical Labs, a biological hardware startup that is seeking to revolutionize computing by fusing live neurons with silicon chips.

The partnership between VERSES and Cortical Labs marks an alignment of philosophies around the future of computing between software patterned after algorithms found in nature and hardware constructed from brain cells. Cortical Labs, recently backed by billionaire Li Ka Shing and In-Q-Tel, the venture capital arm of the Central Intelligence Agency (CIA), are the creators of DishBrain - a synthetic biological computer consisting of 800,000 neurons, grown in-vitro, capable of performing goal-directed tasks, such as playing the tennis-like computer game Pong.

“Cortical Labs’ research results show that active inference is a beneficial approach when teaching neurons grown in vitro to perform tasks and we are thrilled to announce that we plan to continue this research in partnership with Cortical Labs. The VERSES research team will be exploring the development of novel algorithms that leverage Cortical Labs’ synthetic biological intelligence systems with the aim of solving real-world problems. Over the years, GPU-based systems have continued to yield major breakthroughs and impressive results, but we believe that path is not sustainable. We seek to find not only new software but new hardware solutions that embody the efficiencies found in nature,” said VERSES CTO Jason Fox.

Some of Cortical Labs' work is based on the free energy principle, which was developed by VERSES Chief Scientist Karl Friston, whose impact on the understanding of how biological systems work has been linked to Darwin's theory of evolution by natural selection.

“Our research concludes that biological processes are more energy efficient than current GPU technologies and have a higher sample efficiency for training than current state-of-the-art reinforcement learning techniques. We hope this will result in greater accessibility to the technology regarding cost and, more importantly, a lower environmental footprint than traditional AI to make and operate. We are excited to form this partnership with VERSES and collaborate on innovative ways to advance our technologies,” said Hon Weng Chong, M.D. Founder and CEO, Cortical Labs.

Cortical Labs joins VERSES’ beta partnership program, which intends to feature ten partners across multiple industries and of various sizes and stages interested in using VERSES’ Genius™ platform to deploy smarter and safer intelligent software.

About Cortical Labs

Cortical Labs is a biological computing startup putting live neurons into chips to revolutionize computing. Cortical Labs specialties include machine learning, neuroscience, neural engineering, brain-computer interface, artificial intelligence, computational cognitive neuroscience, reinforcement learning, deep learning, neural networks, medical artificial intelligence and robotics. For more information, visit: https://corticallabs.com/

About VERSES

VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius can learn, adapt, and interact with the world. Key features of Genius™ include generalizability, predictive queries, real-time adaptation and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and Twitter.

On behalf of the Company

Eric Holder, Director of Communications, VERSES AI Inc. press@verses.ai

Investor Relations Inquiries

U.S. Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us

Canada Leo Karabelas, President, Focus Communications, info@fcir.ca

Forward Looking Information

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. These forward-looking statements include, among other things, statements relating to: the partnership between VERSES and Cortical Labs; the sustainability of GPU-based systems as it pertains to its ability to continue to yield major breakthroughs and impressive results; the Company's goals as it relates to software and hardware solutions; the fact that the Company's research team will be exploring the development of novel algorithms that leverage Cortical Lab's synthetic biological intelligence systems with the aim of solving real word problems; the anticipated benefits of including biological processes in technology; and the Company's beta partnership program, including the number of partners the Company expects to feature.

Such forward-looking statements are based on a number of assumptions of management, including, without limitation, that the Genius™ beta program will proceed as expected; that the Company's partnership with Cortical Labs will proceed as currently contemplated and that such partnership will result in the benefits and developments currently expected; that VERSES and Cortical Lab's philosophies are aligned; that the Company will develop novel algorithms that leverage Cortical Lab's biological intelligence systems; that research results are correct in showing that active inference is a beneficial approach when teaching neurons grown in vitro to perform tasks; that GPU-based systems will not continue to yield major breakthroughs and impressive results and that they are not sustainable;; that there are benefits to the inclusion of biological processes in technology; that the Company will find new software and hardware solutions that embody the efficiencies found in nature, and that will be helpful in solving real world problems; that the Company will be successful in the deployment of its resources and personnel; that results of testing and development data will be consistent with anticipated results and estimates; that the Company will not come across technology or other barriers preventing it from achieving its business objectives and commercializing the Genius™ technology; and that the Company's technology will impact the AI market and the Company's success in the AI market as anticipated.

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the Company's operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations including the ability of the Company to develop and commercialize its products and the release and deployment of the Genius™ technology and its other technologies; political instability; unexpected development and production challenges; the Company could face technology or software disruptions; unanticipated costs; the Genius™ technology may fail to perform as expected; the Genius beta partnership program may not proceed as expected; the partnership with Cortical Labs may fail to yield the expected benefits; VERSES and Cortical Lab's philosophies around the future of computing may fail to align; active inference may not be a useful approach when teaching neurons grown in vitro to perform tasks; the Company may be unable to develop novel algorithms to leverage the synthetic biological intelligence systems of Cortical Labs; the inclusion of biological processes in technology may not yield the expected benefits; the Company may not be successful in finding new software and hardware solutions which embody the efficiencies found in natures; the partnership between VERSES and Cortical Labs may not advance the companies technologies; the loss of key personnel; and the loss of key partnerships necessary for the Company to achieve its business objectives.

The forward-looking statements contained in this press release represent management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Neither the Company nor any of its representatives make any representation or warranty, express or implied, as to the accuracy, sufficiency or completeness of the information in this press release. Neither the Company nor any of its representatives shall have any liability whatsoever, under contract, tort, trust or otherwise, to you or any person resulting from the use of the information in this press release by you or any of your representatives or for omissions from the information in this press release.